Syngenta AG	Correspondence address
P.O.Box	Schwarzwaldallee 215
CH-4002 Basel	4002 Basel
Switzerland
www.syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. Cecilia D. Blye, Chief
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Basel, October 26, 2005

Re:	Syngenta AG
Annual Report on Form 20-F for the Year Ended December 31, 2004
File No. 1-15152

Dear Ms. Blye:

     This letter is in response to comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated October 5, 2005 (the “Supplemental Comment Letter”) supplementing the letter from the Staff dated June 30, 2005 (the “Original Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 16, 2005 (the “Annual Report”).

     Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 4, as set forth in the Supplemental Comment Letter.

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Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

General

1.	We note your July 22, 2005, response to our comment regarding your operations in Cuba and Iran. It is not clear from your response that, in addressing the materiality of your sales into those countries, and whether those sales pose a material investment risk to your security holders, you have considered these matters in light of the potential impact on your reputation and share value of the fact that you have ties to countries identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions, notwithstanding that your sales into those countries may have been conducted in compliance with applicable laws and regulations. Please discuss.

     We respectfully inform the Staff that we did consider carefully, in assessing materiality of our sales to Cuba and Iran, the potential impact on Syngenta’s reputation and share value of operations in countries identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions. Syngenta acknowledges, and is sensitive to, the economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such countries.

     Syngenta’s determination that our operations in those countries are immaterial took into account our belief that the operations are immaterial both quantitatively and qualitatively. Syngenta’s response letter dated July 22, 2005 to the Original Comment Letter described that Syngenta’s operations in Cuba and Iran are quantitatively immaterial to our business, financial condition and results of operations. Syngenta further determined that qualitative factors did not render these operations material. First, Syngenta believes that we are conducting such operations in compliance with applicable laws. Second, we have taken into account that the products we sell in those countries are agricultural pesticides and, to a lesser extent, seeds (with certain of the products that are sold having additional application in public health), and we are not aware of other uses for our products in those countries. We note that current U.S. foreign policies, including boycott legislation, tend to provide more favorable treatment for agricultural and medical products (see, e.g., Iranian Transactions Regulation, 31 C.F.R. Part 560.530, which permits, subject to certain conditions, the issuance of licenses for the exportation to Iran of agricultural commodities, medicine, or medical devices; Cuban Assets Control Regulation, 31 C.F.R. Part 515.559, which permits, subject to certain conditions, the issuance of licenses for the exportation to Cuba of medicine or medical supplies from a third country). As a result, given the nature of the products we sell in those countries as well as the quantitative immateriality of our operations in those countries, we do not believe the operations are material to a reasonable investor. We note that the Annual Report does identify our operations in Cuba and Iran, which would alert any investor that does consider our operations in those countries material, but have concluded that additional disclosure is not required.

     Syngenta will continue to monitor carefully our operations in these countries. Please be advised that Syngenta has no current plans to increase significantly the size of or alter the nature of our operations in these countries. However, if and when the quantitative size or qualitative nature of these operations becomes significant or poses a material investment risk to our security holders, Syngenta will provide additional disclosure regarding such operations in our annual report on Form 20-F, to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

2.	We note a May 16, 2005, report in the Chemical Market Reporter that Iran’s National Petrochemical Company (NPC) plans to invest $12.5 billion in petrochemicals projects over the next five years, and that Syngenta is part of Gail, a consortium of companies in project negotiations with the NPC. Please advise us of the accuracy of this report as it pertains to Syngenta. Advise us also whether Gail has entered into agreement(s) with the NPC for any project(s) and, if so, describe the material terms of

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Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

the agreement(s); the nature and extent of your involvement with the project(s); and the materiality of the project(s) to you.

     Please be advised that Syngenta is not part of Gail and neither has any relationship with the NPC nor any involvement in its projects, including the NPC’s $12.5 billion petrochemicals project. Syngenta is therefore not in possession of any information that would enable the Company to respond to the Staff’s comments regarding the status or terms of any agreements that may have been or will be entered into between Gail and the NPC.

     In addition, Syngenta respectfully submits that the reference to the Company contained in the May 16, 2005 Chemical Market Reporter report is inaccurate and has not been endorsed or approved by Syngenta or, to Syngenta’s knowledge, any of our affiliates or employees. As stated in response to the Staff’s comment 1, the products that are sold by Syngenta in Iran are agricultural pesticides and, to a lesser extent, seeds. Syngenta is not involved in the petrochemicals industry, and we have no current plans to increase significantly the size of or alter the nature of our existing operations in Iran.

3.	We note from your website that you appear to have business operations in Sudan through Syngenta Agro Services AG. In view of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please discuss the nature and extent of your operations in Sudan and the materiality of those operations, and give us your view as to whether those operations constitute a material investment risk for your security holders.

     Based on an assessment of both quantitative and qualitative factors, Syngenta believes that our operations in Sudan are not material to Syngenta and do not constitute a material investment risk to our security holders.

     Syngenta operates a local technical advisory service in Sudan that is currently staffed by fewer than 10 employees. De minimis fixed assets having a net book value of less than $0.1 million are located in Sudan.

     During the fiscal year ended December 31, 2004, Syngenta’s sales in Sudan amounted to approximately $5.7 million, which is equivalent to approximately 0.08% of Syngenta’s total sales of $7,269 million. Therefore, Syngenta respectfully submits that our operations in Sudan are quantitatively immaterial to our business, financial condition and results of operations.

     In addition, Syngenta respectfully submits that qualitative factors do not render our operations in Sudan material. First, Syngenta believes that we are conducting such operations in compliance with applicable laws. Second, the products Syngenta sells in Sudan are agricultural pesticides that are used to treat cotton, sugarcane, fruit and vegetables (with certain of the products that are sold having additional application in public health, such as our ICON product, which is used to prevent the spread of malaria), and we are not aware of other uses for our products in Sudan. As a result, given the nature of the products we sell in Sudan as well as the quantitative immateriality of our operations in Sudan, we do not believe the operations are material to a reasonable investor. Accordingly, Syngenta does not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our security holders.

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Year Ended December 31, 2004
File No. 1-15152

4.	In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. We note also that legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey. Finally, we note that the New York City Comptroller has sent letters to Syngenta and several other companies asking that they review their business ties to Sudan due to human rights and terrorism concerns.

     In response to the Staff’s comment, Syngenta has considered materiality in this letter based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

     Syngenta is aware of the legislation referred to by the Staff that has been adopted by certain states permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism or specifically with Sudan. In addition, Syngenta is in receipt of the New York City Comptroller’s letter to Syngenta regarding our business operations in Sudan.

     To Syngenta’s knowledge, state pension funds are not currently material security holders of Syngenta. Therefore, Syngenta does not believe that the legislation referred to above has or will lead to the material divestment of Syngenta’s securities. In addition, Syngenta respectfully submits that although two states (Illinois and New Jersey) have enacted legislation that requires divestment from companies that do business with Sudan, other states (Louisiana and Arizona) permit but do not require divestment or, alternatively, require reporting of interests in companies that do business with certain U.S.-designated state sponsors of terrorism or specifically with Sudan. As a result, due to the lack of material ownership of Syngenta’s securities by state pension funds, as well as the limited number of states that have enacted divestment and/or reporting legislation, we do not believe that such legislation has, to date, had a material impact on Syngenta’s reputation or share value. Syngenta will continue to monitor the status of this legislation, as well as legislation proposed but not yet enacted by several other states, and whether it has any material impact on Syngenta and our security holders.

     Finally, Syngenta notes that the filing of the Annual Report on March 16, 2005 preceded the enactment of the divestment/reporting legislation discussed above. As a result, notwithstanding Syngenta’s belief that this legislation has not had a material impact on Syngenta and our security holders, disclosure in the Annual Report regarding such legislation would not have been possible or appropriate at the time of the filing of the Annual Report.

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Annual Report on Form 20-F
Year Ended December 31, 2004
File No. 1-15152

     Syngenta acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the Annual Report. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Annual Report and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Syngenta believes this letter is responsive to the Staff’s comments. Please do not hesitate to call the undersigned (+41-61-323-3950; +41-61-323-7390) or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to this letter. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Michael Kim (212-450-4185) of Davis Polk & Wardwell, Syngenta’s outside counsel, with respect to this letter.

Sincerely,

/s/ Christoph Mäder	/s/ Domenico Scala
Christoph Mäder	Domenico Scala
Group General Counsel	Chief Financial Officer

cc:	James Halliwell, Syngenta AG
Michael Kaplan, Davis Polk & Wardwell
Michael Kim, Davis Polk & Wardwell